

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 14, 2017

Frank Kristan
President
LHI Acquisition Corporation
332 North Henry Street
Williamsburg, VA

> **Re: LHI Acquisition Corporation**
> **Form 10-12G**
> **Filed August 21, 2017**
> **File No. 000-55829**

Dear Mr. Kristan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Note that the registration statement on Form 10 becomes effective automatically 60 days after its initial filing. LHI Acquisition Corporation will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the registration statement on Form 10. If LHI Acquisition Corporation does not wish to become subject to these reporting requirements, the company may wish to consider withdrawing the registration statement on Form 10 before it becomes effective automatically.

Item 1. Business, page 3

(b) Business of Issuer, page 3

2. Please significantly revise your discussion to describe with specificity your plan for the next twelve months. Provide more detail regarding your specific plan of operation, including detailed milestones and the anticipated time frame for completing a business combination through an acquisition or merger. See Item 101(a)(2) of Regulation S-K.

3. In this section and throughout the registration statement, you refer to aspects of your relationship with Ludvik Holdings. For example:

- On page 3, you state that Ludvik may recommend whether the company file a registration statement on Form S-1, and that Ludvik will typically enter into an agreement with a target to assist it becoming a public company.

- On page 4, you state that you may enter into agreements with consultants to assist in locating a target company, and that Ludvik is solely responsible for the costs of seeking a potential target.

- In the risk factor entitled "Conflicts of interest . . ." on page 13, you state that Mr. Kristan's choice of a target company may be influenced by the target's willingness to enter into an agreement with Ludvik for services.

- In the risk factor entitled "Our business is difficult to evaluate . . ." on page 13, you state that Ludvik "will pay all expenses incurred by the company," but that there is no agreement regarding such payment by Ludvik.

- On page 20, you state that you do not currently intend to retain any entity to act as a "finder" to identify and analyze the merits of potential target businesses, but that Ludvik may act as a financial consultant to the company after a transaction.

Please revise to clearly describe the full scope of Ludvik's intended role, and state clearly, wherever the performance of any activities by Ludvik are discussed, that you have no formal agreement or understanding with Ludvik, that Ludvik has no obligation to provide any financing, consulting, finder or other services to the Company and that such financing or other services are not assured.

Scaled Disclosures – Election to Comply With New or Revised Accounting Standards, page 10

4. Please clarify here that you are not electing to opt out of Section 102(b)(1) of the JOBS Act, or remove disclosures that merely repeat the requirements for electing to opt out of the extended transition period. We note your disclosure in the third risk factor on page 12 and in the second paragraph under "Financial Information" on page 19 that you are

not opting out of this provision. These detailed disclosures about the mechanics of opting out may confuse investors as to your intention, and are unnecessary if you are not making that election.

Item 1A. Risk Factors, page 12

The current difficult economic climate may affect our ability to pursue a successful business combination, page 14

5. We note your disclosure that you are unable to accurately predict how long the current economic condition will persist. Please expand your discussion to explain what your basis is for such statements. In addition, please revise other risk factors to ensure that only the most significant factors that make your offering speculative or risky are discussed. See Item 503(c) of Regulation S-K.

There are issues impacting liquidity of our securities…, page 15

6. Please remove statements regarding the position and guidelines of the SEC and the staff pertaining to PIPEs and Rule 415. These disclosures may imply that the SEC or the staff has confirmed or approved your disclosure. Further, you are not engaging in any of these transactions at this time and there is no assurance that you will do so in the future.

Item 2. Financial Information, page 19

7. We note your disclosure that you anticipate that you will incur expenses related to filing reports and annual corporate fees in the amount of $10,000. We also note, on page 14 and page 21, your statement that you anticipate such expenses not to exceed $50,000. Please revise your disclosure accordingly.

Prior Blank Check Company Experience, page 24

8. Disclosure in this section states that Mr. Kristan has not been involved with another existing blank check company, or in creating similar companies. However, disclosure in the risk factor entitled "Our sole stockholder may engage in a transaction …" on page 17 states that "management is likely to change if the Company uses the same structure as previous transactions undertaken by Mr. Kristan." Please reconcile these disclosures, and describe the nature and structure of the previous transactions Mr. Kristan has undertaken that you refer to in this risk factor.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Vic Devlaeminck, Esq.